Exhibit 99.3

Press Release

Total completes the acquisition of 73% of Direct Energie and files a mandatory tender offer

Paris, July 06, 2018, 5:30pm – Total and Direct Energie announce the completion of the acquisition today by Total of 73.04% of the share capital of Direct Energie1, for 42 euros per share, representing approximately 1.4 billion euros. This acquisition, which is subsequent to the satisfaction of all conditions precedent referred to in the agreements executed on April 17, 2018 with Direct Energie’s main shareholders, was followed today by the filing by Total of a mandatory tender offer for the shares in Direct Energie which are not yet held by Total, at the same price of 42 euros per share. This proposed offer remains subject to review by the AMF, which will assess its compliance with applicable laws and regulations.

Ledouble, appointed by Direct Energie’s board of directors as independent expert, confirmed that the price offered represents fair financial value for Direct Energie’s minority shareholders including for the squeeze out procedure that Total intends to request if the required conditions are met.

“The Board of Directors unanimously recommends to Direct Energie’s shareholders to tender their shares. This operation is indeed extremely positive for Direct Energie, its teams and clients”, said Xavier Caïtucoli, Chairman and CEO of Direct Énergie.

“This operation allows us to accelerate our integration downstream along the full gas and power value chain and to reach critical mass in the French and Belgium markets where we are growing fast”, declared Patrick Pouyanné, Chairman and CEO of Total.

The composition of Direct Énergie’s board of directors was modified in order to take into account the new shareholding structure. As a result, alongside the remaining directors, Mr. Xavier Caïtucoli and Xirr Europe (represented by Mr. Nicolas Gagnez) as independent director, Mr. Philippe Sauquet, Ms. Namita Shah, Ms. Helle Kristoffersen and Ms. Cécile Arson are appointed as directors, as well as Mr. Jean-Hugues de Lamaze as independent director. These appointments will be subject to confirmation by the next general meeting of shareholders of Direct Énergie.

[1]	Based on 45,608,369 shares as of June 30, 2018, in accordance with the information provided by Direct Énergie on its website.

Disclaimer

The documentation relating to the tender offer, filed with the French Financial Markets Authority (AMF) includes the terms and conditions relating to said tender offer. The tender offer as well as the documentation relating to the tender offer remain subject to the review of the AMF. It is strongly recommended that investors and shareholders read them as well as any amendments to those documents, as they contain or will contain important information about Total, Direct Énergie and the transaction.

This press release must not be published, broadcasted or distributed, directly or indirectly, in any country in which the distribution of this information is subject to legal restrictions.

The release, publication or distribution of this press release in certain countries may be subject to legal or regulatory restrictions. Therefore, persons located in jurisdictions where this press release is released, published or distributed must inform themselves about such restrictions and comply with them. Total disclaims any responsibility for any violation of such restrictions by anyone.

To the extent permissible under applicable laws and regulations, including Rule 14e-5 under the U.S. Exchange Act, Total and its affiliates or its broker and its broker’s affiliates (acting as agents or on behalf of Total or its affiliates, as applicable) may from time to time after the date hereof, including other than pursuant to the tender offer, directly or indirectly purchase any equity-linked securities. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. In no event will any such purchases be made for a price per share that is greater than the tender offer price. No purchases will be made outside of the tender offer in the United States of America by or on behalf of the Total or its affiliates. In addition, the financial advisors to Total may also engage in ordinary course trading activities in securities of Direct Énergie, which may include purchases or arrangements to purchase such securities.

This press release may include ‘“forward-looking statements” and language indicating trends, such as the words “anticipate”, “expect”, “approximate”, “believe”, “could”, “should”, “will”, “intend”, “may”, “potential” and other similar expressions. These forward-looking statements are only based upon currently available information and speak only as of the date of this press release. Such forward-looking statements are based upon management’s current expectations and are subject to a significant business, economic and competitive risks, uncertainties and contingencies, many of which are unknown and many of which Total is unable to predict or control. Such factors may cause Total’s actual results, performance or plans with respect to the transaction to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. Total will not accept any responsibility for any financial information contained in this press release relating to the business or operations or results or financial condition of the other or their respective groups. Total expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

About Direct Energie

As France’s leading alternative energy player, Direct Énergie positions itself as the energy operator of the 21st century by focusing its strategy on customer satisfaction, innovation and the development of the energies of the future. Operating in France (continental and overseas territories) and Belgium, the Group supplies electricity and gas to over 2.6 million residential and non-residential customer sites. Direct Énergie also produces electricity through renewable production facilities (onshore wind, solar, hydraulic, and biogas) and flexible plants (natural gas combined cycle), located throughout the region.

* * * * *

Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Direct Énergie contacts

Investor Relations: Mathieu Behar – mathieu.behar@direct-energie.com - Tel +33 (0)1 73 03 74 16

Press Relations: Frédérique Barthélémy - relations-presse@direct-energie.com - Tel +33 (0)1 73 03 78 72

Press contact Image Sept:

Grégoire Lucas – gregoire.lucas@image7.fr - Tel + 33 (0)1 53 70 74 94

Marie Artzner - martzner@image7.fr - Tel + 33 (0)1 53 70 74 31 or + 33 (0)6 75 74 31 73

CM CIC Market Solutions

Stéphanie Stahr – stephanie.stahr@cmcic.fr - Tel + 33 (0)1 53 48 80 59

* * * * *

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.

3